Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Ninth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The ninth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 20, 2018 at the conference room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated December 5, 2018. Out of the Company’s eleven directors, eight directors attended the Meeting in person, including Su Hengxuan, Xu Hengping and Xu Haifeng, executive directors of the Company, Liu Huimin and Yin Zhaojun, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, and Tang Xin, independent non-executive directors of the Company. Wang Bin, chairman and executive director of the Company, was on leave for other business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the votes and preside over the Meeting for him. Yuan Changqing, non-executive director of the Company, and Leung Oi-Sie Elsie, independent non-executive director of the Company, were on leave for other business and authorized in writing, respectively, Liu Huimin, non-executive director of the Company, and Chang Tso Tung, Stephen, independent non-executive director of the Company, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by director Su Hengxuan. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Nominating Mr. Su Hengxuan as the President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Su Hengxuan as the President of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Commission File Number 001-31914

The Board agreed that, as the authorized representative of the Company, Executive Director Su Hengxuan may execute documents in relation to information disclosure of the Company pursuant to regulatory requirements of the jurisdiction where the Company is listed.

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding Allocation Plan for the Company’s Strategic Assets (Year 2019 - 2021)

Voting result: 11 for, 0 against, with no abstention

3.	The Proposal regarding the Asset Allocation Plan of the Company (Year 2019)

Voting result: 11 for, 0 against, with no abstention

4.	The Proposal regarding Amending the Articles of Association of the Company

The Board agreed to submit this proposal to the general meeting of shareholders for approval. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal regarding Amending the Rules of Procedures for the General Meeting of Shareholders of the Company

The Board agreed to submit the proposal to the general meeting of shareholders for approval.

Voting result: 11 for, 0 against, with no abstention

6.	The Proposal regarding Amending the Rules of Procedures for the Board of Directors of the Company

The Board agreed to submit the proposal to the general meeting of shareholders for approval.

Voting result: 11 for, 0 against, with no abstention

7.	The Proposal regarding Formulating the Interim Measures for the Evaluation of the Performance of Directors of the Company

Voting result: 11 for, 0 against, with no abstention

8.	The Proposal on the Company System with respect to Asset and Liability Management and Asset Allocation

Voting result: 11 for, 0 against, with no abstention

9.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Holding Company Limited (Year 2019)

Voting result: 11 for, 0 against, with no abstention

10.	The Proposal regarding the Authorization for Market-oriented Entrusted Investment for RMB Assets of the Company (Year 2019)

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

11.	The Proposal regarding the Authorization for the Company’s Investment in Equity Investment Funds (Year 2019)

Voting result: 11 for, 0 against, with no abstention

12.	The Proposal regarding the Authorization for the Company’s Non-Significant Equity Investment (Year 2019)

Voting result: 11 for, 0 against, with no abstention

13.	The Proposal regarding the Authorization for the Company’s Investment in Non-self-use Real Properties (Year 2019)

Voting result: 11 for, 0 against, with no abstention

14.	The Proposal regarding the Authorization for the Company’s Investment in Non-publicly Traded Financial Products (Year 2019)

Voting result: 11 for, 0 against, with no abstention

15.	The Proposal regarding the Allocation Plan of and Authorization for the Company’s Investment in Foreign Currency Assets

Voting result: 11 for, 0 against, with no abstention

16.	The Proposal regarding the Company’s Budget for Investment in Fixed Assets (Year 2019)

Voting result: 11 for, 0 against, with no abstention

17.	The Proposal regarding the Plan of and Authorization for the Company’s Investment in Self-use Real Properties (Year 2019)

Voting result: 11 for, 0 against, with no abstention

18.	The Proposal regarding the Signing of the Framework Agreement on Sharing the Costs for Brand Building of China Life

This transaction constitutes a major related party transaction matter under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Xu Haifeng, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

19.	The Proposal regarding the Renewal of the Daily Connected Transactions Framework Agreement between the Company and China Life Pension Company Limited

This transaction constitutes a major related party transaction matter under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Xu Haifeng, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

20.	The Proposal regarding the Signing of the Entrusted Investment Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 6 for, 0 against, with no abstention

21.	The Proposal regarding the Renewal of the Entrusted Investment Management Agreement with Insurance Funds with China Life Asset Management Company Limited

This transaction constitutes a connected transaction of the Company under the listing rules of the Hong Kong Stock Exchange and a major related party transaction matter of the Company under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Xu Haifeng, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date on the website of Hong Kong Stock Exchange for detailed information.

Voting result: 5 for, 0 against, with no abstention

22.	The Proposal regarding the Signing of an Asset Management Agreement for Portfolio of Fixed Income and CSI All Share Index with China Life AMP Asset Management Co., Ltd.,

Affiliated directors, including Wang Bin, Su Hengxuan, Xu Haifeng, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal.

Voting result: 5 for, 0 against, with no abstention

23.	The Proposal regarding the Signing of an Entrusted Investment Management Agreement with Insurance Funds with China Life Franklin Asset Management Co., Limited

This transaction constitutes a major related party transaction matter of the Company under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Xu Haifeng, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

24.	The Proposal regarding the Signing of a Market-Oriented Entrusted Investment Management Agreement with Harvest Fund Management Company Limited

This transaction constitutes a major related party transaction matter of the Company under the rules of the China Banking and Insurance Regulatory Commission. Affiliated director Tang Xin abstained from voting on this proposal. The other independent directors gave their independent opinions and agreed on the proposal.

Voting result: 10 for, 0 against, with no abstention

25.	The Proposal regarding the Company’s Investment in Project Torch

This transaction constitutes a major related party transaction matter of the Company under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 6 for, 0 against, with no abstention

26.	The Proposal regarding the Company’s Investment in Project Yilong

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 6 for, 0 against, with no abstention

27.	The Proposal regarding the Company’s Reputation Risk Management Work Plan for 2019

Voting result: 11 for, 0 against, with no abstention

28.	The Proposal regarding the Company’s Fraud Risk Management Work Report for 2018

Voting result: 11 for, 0 against, with no abstention

29.	The Proposal regarding Revising the Authorization Letter of Legal Representative of the Company

Voting result: 11 for, 0 against, with no abstention

30.	The Proposal regarding the Rectification Plan for Issues Identified during the Anti-money Laundering Supervision Visits of the Company in 2018

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

December 20, 2018